Ex. 4(c)

                             ALEXANDER HAMILTON LIFE
                          INSURANCE COMPANY OF AMERICA
            [32291 Hamilton Court, Farmington Hills, Michigan 48334]

                            IRA DISCLOSURE STATEMENT

This Disclosure Statement is being furnished to You as required by law and is designed to help You understand your Individual Retirement Annuity and the applicable provisions of the tax laws which govern annuities in general. The terms and conditions of Your annuity policy will be controlling in the event of any variance between the terms of this statement and the provisions of the annuity.

10-Day Right to Revoke
You may revoke your Individual Retirement Annuity, for any reason, within 10 days after its establishment. If You choose to revoke, You will receive a full refund of all amounts paid, without penalty or cost to You, other than the loss of interest on the premium contributed.

If You have been provided a Disclosure Statement on or before (1) the earlier of the purchase date, or (2) the last day on which You are permitted to revoke this annuity and there is a material change in the information set forth in this Disclosure Statement or the annuity contract, Alexander Hamilton Life Insurance Company of America will forward a new Disclosure Statement and/or annuity contract informing You of such change.

If You have any questions or wish to revoke this annuity, contact Alexander Hamilton Life Insurance Company of America directly. The address is:

                             Administrative Offices
                  Alexander Hamilton Life Insurance Company of
                                     America
                             [32291 Hamilton Court]
                          [Farmington Hills, MI 48334]
                                [1(800) 449-4491]

In General Your Individual Retirement Annuity is an annuity policy issued by Alexander Hamilton Life Insurance Company of America for Your exclusive benefit or that of Your beneficiaries and is designed to qualify for the favorable tax treatment afforded by applicable provisions of the Internal Revenue Code, regarding Individual Retirement Annuities. Your rights are governed by the provisions of Your annuity policy.

Statutory Requirements
The following features of your Individual Retirement Annuity policy are prescribed by the Internal Revenue Code.

a. Your annuity contract is nontransferable. You are not permitted to sell, assign, discount or pledge as collateral Your interest in Your annuity. If You pledge Your annuity as security for a loan, Your annuity contract will no longer qualify as an Individual Retirement Annuity and you will be taxed on the fair market value of your annuity.

b. Except for amounts transferred from another IRA or a qualified pension plan (rollovers) or employer contributions to a SEP-IRA, Your contribution is limited to $2,000 for each year. In the case of contributions to a SEP-IRA, the maximum amount which may be contributed is $30,000. These maximum amounts may be changed from time to time by the Internal Revenue Service. All contributions to the annuity must be in cash.

c.    You have a nonforfeitable interest in Your annuity.

d. Any refund of premiums will be applied before the close of the calendar year following the year of the refund toward the payment of future premiums, unless directed otherwise.

e. Your entire interest must be distributed commencing not later than April 1st of the calendar year following the calendar year in which You attain age 70 1/2. The entire interest must be distributed in accordance with the regulations over Your life or over the lives of You and a designated beneficiary (or over a period not extending beyond Your life expectancy or the joint life expectancy of You and a designated beneficiary).

f. If you die before distributions have started, then Your entire interest must be distributed within 5 years after death. However, if any portion of Your interest is payable to a designated beneficiary, then it may be distributed over the life of the designatedbeneficiary (or over a period not extending beyond the life expectancy of the beneficiary). Generally, the distributions must begin not later than December 31st of the year after the date of death or such later date as the Secretary may prescribe by regulation.


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g.    If the designated beneficiary is Your surviving spouse, the distributions can be postponed to the date You would have reached age 70 1/2, unless the surviving spouse dies in the interim. In this case the distributions must be made as if the spouse were the owner. The surviving spouse may also rollover the distribution to his/her individual retirement account.

h. If You die after the distribution of Your interest has begun and before Your entire interest has been distributed, the remaining portion of Your interest must be distributed at least as rapidly as under the method of distribution being used as of the date of Your death.

Contributions and Deductions
Each year You may contribute 100% of compensation up to a maximum of $2,000 ($2,250 with a spousal IRA). This total includes both deductible and nondeductible contributions. Form 5305-SEP or Form 5305A-SEP will outline the contribution and education limits to a SEP-IRA for purposes of this disclosure.

Compensation is defined as wages, salaries, professional fees, or other amounts derived from or received for personal service actually rendered (including, but not limited to, commissions for paid salesmen, compensation for services on the basis of a percentage of profits, commissions on insurance premiums, tips, and bonuses) and includes earned income, as defined in section 401(c)(2) (reduced by the deduction the self-employed individual takes for contributions made to a Keogh plan). Compensation also includes any amount includible in the individual's gross income under section 71 with respect to a divorce or separation instrument described in subparagraph (a) of section 71(b)(2).

Compensation does not include amounts derived from or received as earnings or profits from property (including, but not limited to, interest and dividends) or amounts not includible in gross income. Compensation also does not include any amount received as a pension or annuity or as deferred compensation.

The deductible contribution to Your Individual Retirement Annuity program reduces Your gross income. Therefore, even if You do not itemize Your deductions and You use the standard deduction, You may still claim a deduction for contributions to Your Individual Retirement Annuity program. The deduction should be reported on Form 1040 or 1040A.

Participation in Another Qualified Retirement Plan
If You are considered an active Participant in a qualified retirement plan, a government plan or a Section 403(b) (Tax Sheltered Annuity) plan, and Your adjusted gross income is over certain specified amounts, then the amount of Your deductible IRA contribution may be limited to less than $2,000 ($2,250 for a spousal IRA).

An active Participant is defined as follows: For a defined benefit plan, You will be considered an active Participant if You are not excluded under the eligibility requirements of the plan for any part of the plan year which ends with or within Your taxable year. You are considered an active Participant even if You have elected to decline participation in the plan or have failed to make a mandatory contribution specified under the plan. You are also considered an active Participant even though You have failed to meet the minimum service required to accrue a benefit under the plan.

For a money purchase or target benefit plan, You are considered an active Participant if an employer contribution or forfeiture is required to be allocated to Your account with respect to the plan year which ends with or within Your taxable year. If these allocations are made to Your account, You are considered an active Participant, even if You are not employed by the employer at any time during the plan year or Your taxable year.

Under a profit sharing or stock bonus plan, You are considered an active Participant if any employer contribution is added or any forfeiture is allocated to Your account during Your taxable year. The contribution is considered added to Your account on the later of the date the contribution is made or the date the contribution is allocated. However, if the right to an allocation is conditioned on the performance of a specified number of hours (or employment on a specified day) and this condition is not met, You will not be considered an active Participant for the taxable year in which the plan year ends.

If only earnings, rather than contributions and forfeitures, are allocated to Your account during the plan year which ends with or within your taxable year, then You are not considered an active Participant. If You make a voluntary or mandatory contribution during Your taxable year, You will be considered an active Participant for the taxable year. Active Participant status does not depend on whether or not Your rights in Your employer's plan are nonforfeitable.


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For couples filing jointly, if either You or Your spouse is considered an active
Participant, then both of You are treated as active Participants. Married couples filing separately are not treated as married for purposes of determining active Participant status, if the couple has not lived together at any time during the taxable year.

Active Participant Deduction Rule
If You are considered an active Participant in an employee-maintained retirement plan for any part of the retirement plan year which ends with or within Your taxable year, no deductible contribution to Your IRA will be permitted, if Your adjusted gross income exceeds certain specified amounts. Adjusted gross income for purposes of the IRA deduction limitation is calculated without regard to any deductible IRA contribution that is made for the taxable year; however, taxable Social Security benefits or passive loss limitations applicable to the taxpayer are taken into account.

If Your adjusted gross income is greater than the applicable dollar limit, then the amount that may be considered a deductible contribution is determined under the following steps:

(1)   Subtract the applicable dollar amount from adjusted gross income;
(2)   Divide the answer from Step (1) by $10,000;
(3) Multiply the ratio found in Step (2) by the $2,000 contribution limitation ($2,250 for a spousal IRA);
(4)   Subtract Step (3) from the contribution limitation.

If the deductible amount is not a multiple of $10, round down to the next lowest multiple of $10.

The minimum deductible IRA contribution for any taxpayer who is allowed any deductible contribution is $200. The applicable dollar limit is $25,000 in the case of an individual or $40,000 in the case of a married couple filing a joint return. For married couples filing separately, the applicable limit is $0, unless the couple has not lived together at any time during the taxable year. In this case the applicable limit is $25,000.

When to Deduct
You must make contributions to Your Individual Retirement Annuity during the tax year for which You claim the deduction or by the tax filing deadline, without extensions. For a SEP-IRA, contributions must be made not later than the due date of the employer's tax return, including extensions. For example, if You are a calendar year taxpayer, You must make contributions no later than April 15th in order to take a deduction for the previous year.

Age 70 1/2
No deductions will be allowed for contributions made during or after the tax year in which You attain age 70 1/2. Deductions will be allowed for contributions to spousal IRA's during or after the tax year in which You attain age 70 1/2, as long as your spouse is under age 70 1/2. No deduction for the spousal IRA can be claimed, once the nonworking spouse reaches age 70 1/2.

Marital Status
Each employed spouse can open a regular IRA if eligible and each can claim the allowable deduction which is computed separately, whether or not they file a joint tax return.

Tax Status of Your Annuity
Until distributed, Your Individual Retirement Annuity and earnings thereon are exempt from tax, unless You engage in a prohibited transaction.

Tax Treatment of Distributions
Taxable distributions from Your Individual Retirement Annuity are taxed as ordinary income, regardless of their source. They are not eligible for capital gains treatment or the special 5- or 10- year averaging rules that apply to lump-sum distributions from qualified employer plans.

Rollover Contributions
A "rollover" is a tax-free transfer of cash or other assets from one retirement program to another. There are two kinds of contributions to a rollover IRA. In one, You transfer amounts from one IRA to another. With the other, You transfer amounts from Your employer's qualified plan to an IRA.

Rollover From One IRA to Another
You may withdraw part of all of the assets from one IRA and transfer them to a rollover IRA on a tax-free basis. You do not deduct the amount which you reinvest in the new IRA. You must transfer the amount to be rolled over to Your new IRA, by the 60th day after the day You receive the property from Your first IRA. Partial rollover causes any amount not rolled over to be included in ordinary income as a distribution. You may make a rollover from one IRA to a rollover IRA only once a year. The rollover must take place at least one year after the day You received an amount from an IRA in an earlier rollover. If it takes place before one year, the amount rolled over is an excess contribution.

Rollover From a Qualified Plan to an IRA
You may make a tax-free transfer of a distribution of Your share in Your prior employer's qualified employer plan to a rollover IRA. In order to rollover a partial


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distribution, certain requirements must be satisfied. The partial distribution must not be one of a series of periodic payments for life or for at least 10 years. You must elect the rollover as the Secretary prescribes by regulation. All or part of a partial distribution can be rolled over. If a distribution is made to Your spouse after Your death, Your surviving spouse can elect tax-free rollover treatment. The most You can rollover is the fair market value of the assets You receive as Your share from Your employer's plan (other than accumulated deductible employee contributions). Also, the rollover amount must be deposited in the rollover IRA within 60 days, after the day You receive the distribution.

Transfer From One Trustee to Another
If You transfer the funds in Your IRA from one trustee directly to another, either at Your request or at the trustee's request, this is not a rollover. It is a transfer that is not affected by the one-year waiting period. You do not deduct the amount transferred. You do not include this amount in Your gross income, if You do not receive any of it.

Excess Tax on Excess Contributions
Generally, any contributions exceeding the combined deductible, plus nondeductible limitations are excess contributions, subject to a nondeductible 6% excise tax. The tax is imposed for the year the excess contribution is made. You do not have to pay the tax if You did not deduct the excess contribution and withdraw it (plus any earnings), by the due date (including extensions) for filing. However, earnings timely withdrawn are taxable income in the year in which the excess contribution was made. Additionally, despite the fact that a timely withdrawn excess contribution is not considered a distribution, earnings attributable to it are. Such earnings are subject to the 10% penalty on premature distributions, unless the Participant is 59 1/2 years of age.

The excess amounts which are not withdrawn in a timely matter are subject to the 6% excise tax in the year of contribution and are carried over and taxed each year, until the year the excess is reduced in one of the following ways. Excess contributions made in 1 year may be applied against the contribution limits in a later year, if the contributions in the later years are less than the allowable limit. The excess may be reduced by a distribution of the excess part, which did not exceed $2,000 ($2,250 for a spousal IRA), as long as no deduction was allowed for the excess. The excess may also be reduced by a distribution includible in income. This distribution may also be subject to 10% premature distribution tax.

Prohibited Transactions
Certain transactions such as borrowing from your annuity are prohibited by
Section 4975 of the Internal Revenue Code and will cause Your annuity to lose its exemption from taxation. The annuity would become immediately taxable at its full value. In addition, if You have not reached age 59 1/2, you may be liable for an additional 10% tax on the amount borrowed.

Premature Distributions
If You receive a payment from Your Individual Retirement Annuity, before You attain age 59 1/2 or become disabled, the payment will be considered a premature distribution, unless the payment was made based on Your life expectancy or the life expectancy of You and a designated beneficiary, or a period not exceeding Your life expectancy or the joint life expectancies of You and a designated beneficiary. The premature distribution tax is equal to 10% of the taxable distribution amount.

Taxation of Distributions
If You receive a distribution and have made no nondeductible contributions, the amount received is included in Your gross income in the taxable year of receipt. If You have made nondeductible IRA contributions, the amount includible in Your gross income is as follows:

(1) Find the total of all IRA account balances as of December 31st of the year of distributions;
(2)   Add IRA distributions made during the year to  Step(1);
(3) Add all IRA rollovers which had not been rolled over at year end, but which are rolled over in the following year to the answer in Step (2);
(4)   Divide unrecovered nondeductible contributions by Step (3);
(5)   Multiply Step (4) by the distribution amount;
(6)   Subtract Step (5) from the distribution amount.

Your income tax liability may be increased by 10% of the amount includible in Your gross income, if the distribution is considered a premature distribution.

Disability Cases
If payments are made or deemed made to You from Your Individual Retirement Annuity before You attain age 59 1/2 because You become disabled, the 10% premature distribution tax does not apply.


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Minimum Payments and Penalties for Under-Distribution
Amounts contributed to an Individual Retirement Annuity are intended to be used for retirement purposes and are not to be retained in Your annuity beyond the maximum age for payout. If sufficient payments are not timely made from Your annuity, You will be liable for an excise tax of 50% (explained below) on the under-distribution.

50% Excise Tax
A 50% excise tax will be imposed on the under-distribution, representing the difference between the minimum payout required for the tax year in question and the amount actually paid out to You.

Required Tax Filing
If You make an excess contribution, receive a premature distribution, or are already receiving IRA benefits and have not taken out enough money for the year, then You must file IRS Form 5329 for that particular year. Form 8606 is filed for Nondeductible IRA Contributions and Nontaxable IRA Distributions.

Estate and Gift Tax
For information on how estate and gift tax laws relate to Your Individual Retirement Annuity, see IRS Publication 448, Federal Estate and Gift Taxes.

Additional Information
Further information about Individual Retirement Annuities can be obtained from any District Office of the Internal Revenue Service. Refer to IRS Publication 590.

Disclosure Statement
The above disclosures are a nontechnical restatement and summary of certain provisions of the Internal Revenue Code which may affect Your Individual Retirement Annuity.

Your legal rights and obligations are governed by the Internal Revenue Code and Regulations and the Annuity Policy issued by Alexander Hamilton Life Insurance Company of America.

Approval by the Internal Revenue Service
The annuity policy has been filed with the Internal Revenue Service for approval. This pending IRS approval will be a determination as to the form of the annuity and will not represent a determination of the merits of such annuity.

Guaranteed Values
Based on the Insurance Company's guaranteed cash value, the cash available to You, if You were to withdraw at the end of years 1, 2, 3, 4, 5, age 60, age 65, and age 70, is specified on the Policy Schedule page.

Important Information About Alexander Hamilton Life Insurance Company of America If you request a cash surrender of your policy, the amount payable will be the Accumulated Value less a maintenance fee, if any, less any Partial Withdrawal. The surrender charge will be calculated by applying the Surrender Charge Percentage shown in your policy to the Accumulated Value as of the date of surrender. If no prior withdrawals have been made during the policy year, 10% of the Accumulated Value per year, less the previous surrender charge can be withdrawn, without the current year surrender charge applying. Please refer to your policy for Surrender Charge Percentages.

THE TAX LAW PROVISIONS REGARDING ANNUITIES ARE VERY COMPLEX AND ARE SUBJECT TO PERIODIC AMENDMENT AND TO CONTINUAL ADMINISTRATIVE AND JUDICIAL INTERPRETATION. YOU ARE ENCOURAGED TO DISCUSS THE TAX ASPECTS OF THIS POLICY WITH YOUR TAX ADVISOR.


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                              FINANCIAL DISCLOSURE

The following illustrative guaranteed annuity values assume you contribute to the Capital Developer Account (i) $1,000 on the first day of each and every year, beginning on the issue date, and (ii) $1,000 on the issue date only. These values reflect the guaranteed minimum interest rate of 3%.

                                Guaranteed Cash Surrender Value
End of
Contract Year          $1,000 paid annually       $1,000 paid at issue

   1                           965.11                    965.11
   2                         1,959.17                    994.06
   3                         3,011.71                  1,033.72
   4                         4,115.22                  1,074.86
   5                         5,271.55                  1,117.54
   70                      237,511.89                  7,917.82

Any interest rate credited under the Policy in excess of the guaranteed rate will be declared periodically. You may receive separately an illustration of projected values based on the initial declared interest rate for this policy. Premium tax may be deducted in certain states. Withdrawals may be subject to the Market Value Adjustment and the Surrender Charge described in the prospectus for the Policy.

VARIABLE SUB-ACCOUNTS
Growth in the value of the amounts credited to the Variable Sub-Accounts is neither projected nor guaranteed. The charges made and method for calculating earnings under the Variable Sub-Accounts are described in the prospectus for the Policy.

The Policy has been designed to be used as an Individual Retirement Annuity
(IRA) under Section 408(b) of the Internal Revenue Code.

Alexander Hamilton Life Insurance Company of America reserves the right to amend the Policy as necessary or advisable from time to time to comply with future changes in the Internal Revenue Code, regulations, or any other requirements imposed by the IRS, to obtain or maintain its approval of the contract as an Individual Retirement Annuity.

Alexander Hamilton Life Insurance Company of America will furnish You an annual statement which will report Your contributions made for each tax year and Your contract value at the end of the year.

Sales commissions are paid by Alexander Hamilton Life Insurance Company of America to the writing agent and are not deducted from any contributions you make.


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